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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                     POLICY MANAGEMENT SYSTEMS CORPORATION
                           (NAME OF SUBJECT COMPANY)

                     POLICY MANAGEMENT SYSTEMS CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   731108106
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                         STEPHEN G. MORRISON, SECRETARY
                     POLICY MANAGEMENT SYSTEMS CORPORATION
                                ONE MYND CENTER
                        BLYTHEWOOD, SOUTH CAROLINA 29016
                                 (803) 333-4000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                WITH COPIES TO:

                                MORTON A. PIERCE
                                RICHARD D. PRITZ
                              DEWEY BALLANTINE LLP
                          1301 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                                 (212) 259-8000

                            ------------------------

     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. [ ]

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ITEM 1. SUBJECT COMPANY INFORMATION.

     The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is Policy Management Systems Corporation, a South Carolina corporation (the "Company"). The address of the principal executive offices of the Company is One Mynd Center, Blythewood, South Carolina 29016 . The telephone number of the principal executive offices of the Company is (803) 333-4000.

     The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.01 per share (the "Shares"), of the Company. As of June 26, 2000, there were 35,585,905 Shares outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

     The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

     This Schedule 14D-9 relates to the tender offer by Computer Sciences Corporation, a Nevada corporation ("Parent"), through its wholly owned subsidiary, Patriot Acquisition Corp. ("Purchaser"), a South Carolina corporation, disclosed in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), dated June 28, 2000, to purchase all outstanding Shares at a purchase price of $16 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 28, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 20, 2000 (the "Merger Agreement"), among Parent, Purchaser and the Company. The Merger Agreement provides that, among other things, as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"). At the effective time of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by the Company or Purchaser or any of their subsidiaries) will be converted into the right to receive the highest price paid per Share pursuant to the Offer. As a result of the Offer and the Merger, the Company will become a wholly owned subsidiary of Parent.

     The Schedule TO states that the principal executive offices of Parent and Purchaser are located at 2100 E. Grand Avenue, El Segundo, California 90245.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     The information contained in the Information Statement, which is attached hereto as Schedule I, is incorporated herein by reference. Except as described in this Schedule 14D-9 or incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule 14D-9, there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and (1) the Company's executive officers, directors or affiliates or (2) Parent or Purchaser or their respective executive officers, directors or affiliates.

     Employment Agreements. Five executive officers, David T. Bailey, Michael W. Risley, G. Larry Wilson, Timothy V. Williams and Stephen G. Morrison, have employment agreements with the Company. Mr. Wilson is also a director of the Company. The employment agreements provide that after a change in control of the Company (including the Offer and the Merger) these officers will receive the benefits described under the caption "Employment Agreements" in the Information Statement.

     Severance Plan. Two executive officers, Michael D. Gantt and Harald J. Karlsen, are covered under the Company Change in Control Severance Pay Plan for Select Employees, which provides that if a covered officer is terminated by the Company without cause or resigns for good reason within two years following a change in control of the Company, the officer will be eligible to receive a payment equal to three times the

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sum of: (1) his base salary for one year, and (2) the greater of his target bonus for the year of termination or the year immediately prior to the change in control. In addition, the covered employee will continue to be covered under the Company's welfare benefit plans for three years following termination, all stock option and other equity rights held by the covered employee will become fully vested upon such termination, and the covered employee will be eligible for a parachute tax gross-up to make him whole against any excise tax imposed by
Section 4999 of the Internal Revenue Code.

     Equity Rights. In accordance with the terms of the Company's 1999 stock option plan and some of the option agreements under the Company's 1989 stock option plan, outstanding options for some of the Company's executive officers and directors shall become fully vested and exercisable upon a change in control as such term is defined in such plans or agreements. A total of 700,875 of these options, with an average exercise price of in excess of $17.50, will vest upon a change in control, and 365,000 of these options, with an average exercise price of $11.19, granted on April 3, 2000 (pursuant to a February 8, 2000 board resolution), will vest upon a change in control. In addition, restricted stock granted to executive officers and directors under the Company Restricted Stock Ownership Plan will become fully vested upon a change in control. A total of 23,798 shares of restricted stock held by directors and executive officers will vest upon a change in control.

     A summary of the Merger Agreement is contained in Section 12 of the Offer to Purchase, which is filed as Exhibit (a)(1)(i) to the Schedule TO and which is being mailed to stockholders together with this Schedule 14D-9. Section 12 of the Offer to Purchase is incorporated herein by reference. The summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference. A summary of the promissory notes (the "Promissory Notes") pursuant to which Parent agreed to loan certain funds to the Company is set forth in Section 12 of the Offer to Purchase and is incorporated herein by reference. The summary of the Promissory Notes is qualified in its entirety by reference to the Promissory Note and the subordination agreement, which have been filed as Exhibits (e)(4) and (e)(5), respectively, hereto and are incorporated herein by reference. Each Promissory Note is to be substantially in the form of Exhibit (e)(4) hereto.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

(A) RECOMMENDATION OF THE COMPANY BOARD.

     At a meeting held on June 19, 2000, the Company board unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and unanimously determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders.

     The Company board unanimously recommends that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer.

     A letter to the Company's stockholders communicating the Company board's recommendation and a press release announcing the execution of the Merger Agreement are filed herewith as Exhibits (a)(3) and (a)(4), respectively, and are incorporated herein by reference.

(B) BACKGROUND AND REASONS FOR THE COMPANY BOARD'S RECOMMENDATION

  Background

     From time to time over the past few years, the Company has received indications of interest in a business combination or acquisition. In 1997, Parent contacted the Company, executed a confidentiality/standstill agreement dated August 19, 1997 (with all amendments thereto, the "Confidentiality Agreement"), and conducted preliminary due diligence, but did not propose a price. In August, 1999, Parent delivered a letter to the Company, in which Parent proposed the acquisition of the Company in a stock-for-stock merger at a price which represented a substantial premium to the then-current market price of the Shares based on the then current market price of Parent's shares. The Company board determined that it was not in the best interests of the Company and its stockholders to proceed with the proposal.

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     In late 1999, the Company suffered unexpected substantial declines in revenues and earnings. These losses caused the Company to be out of compliance with the terms of its credit agreements, but the Company obtained amendments to return it to compliance.

     On February 9, 2000, a director of the Company contacted a representative of Welsh Carson Anderson & Stowe ("WCAS") regarding a possible equity investment by WCAS in the Company. Thereafter, WCAS raised the possibility of making a proposal to acquire the Company, as well as making an equity investment.

     On March 24, 2000, WCAS proposed a recapitalization transaction, in which the Company's stockholders would receive $13.50 per Share in cash for 75% to 93% of their Shares, the Company's debt would be repaid and the Company would receive a significant cash infusion. WCAS and the Company then negotiated the terms of the proposed transaction.

     On March 30, 2000, the Company again amended the terms of its credit agreements. Future credit availability under the amended loan agreements is dependent upon the Company achieving improvements in its operating performance. The Company is required to repay $70 million of term debt on or before January 31, 2001.

     On March 30, 2000, the Company board met to consider the proposed merger agreement with WCAS. Following a discussion of the WCAS merger agreement and presentations by its financial and legal advisors, the board voted unanimously, with one member, Mr. Wilson, recusing himself, to approve the merger agreement with WCAS.

     The WCAS merger agreement contemplated that stockholders would have the right to elect either to retain their Shares or to receive $14 per Share in cash, subject to between 75% to 93% of the Shares being converted to cash. If stockholders elected to retain more than 25% or fewer than 7% of their Shares, they would be subject to proration to bring the amount of cash and stock within these limits. Consummation of the WCAS merger was subject to, among other things, WCAS' receipt of financing.

     The Company board approved the WCAS merger agreement in light of, among other things,

     - The board's belief that the Company's financial condition would likely deteriorate further as a result of customer, employee and stock market reaction if the Company announced its 1999 results (which were required to be disclosed by March 30, 2000) without the contemporaneous announcement of a merger agreement or significant financing transaction;

     - Presentations by Credit Suisse First Boston Corporation ("CSFB") to the board and the opinion of CSFB to the effect that, as of the date of the opinion and based on and subject to the matters set forth therein, the aggregate consideration to be received in the WCAS merger by the holders of the Company's common stock was fair, from a financial point of view, to such holders; and

     - The terms of the WCAS merger agreement, including the Company's ability, subject to the board's fiduciary duties, to provide information to and negotiate with third parties and to terminate the WCAS merger agreement and accept a superior proposal upon the payment of a $19 million termination fee and up to $5 million of expense reimbursement, and the board's business judgment that these provisions would not significantly deter a more attractive offer from a bona fide bidder for the Company

     In the evening of March 30, 2000, the Company and WCAS signed the WCAS merger agreement, and the Company issued a press release announcing its terms. At the same time, the Company issued a press release announcing fourth quarter and full year 1999 results.

     On March 31, 2000, the Company sent a letter to Parent releasing it from the Confidentiality Agreement, solely to the extent of any provision that would restrict the ability of Parent to make a proposal to the Company.

     On April 28, 2000, Electronic Data Systems Corporation ("EDS") delivered a letter to the Company, in which EDS proposed the acquisition of the Company for $18 to $20 per Share in cash and indicated it might improve its proposal if it discovered additional synergy value in due diligence. The proposal was preliminary and non-binding. Later that day, the Company board authorized the Company and its advisors to explore this
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proposal with EDS. The Company issued a press release which included the text of the EDS letter and disclosed the Company board's determination.

     On May 2, 2000, the Company and EDS signed a confidentiality agreement and EDS began a due diligence investigation of the Company.

     On May 15, 2000, EDS announced that it had withdrawn its proposal to acquire the Company.

     On May 23, 2000, Parent delivered a letter to the Company in which it stated that it would like to propose the acquisition of the Company in a stock-for-stock pooling-of-interests transaction at a price per Share in a range from $15 to $17, which was based on a fixed exchange ratio to be determined prior to the public disclosure of Parent's interest in the Company and prior to the execution of a definitive agreement between Parent and the Company. The letter stated that the proposal was conditioned on due diligence. The letter also contained a request that the letter be kept confidential and stated that Parent would withdraw its proposal if it were publicly disclosed. The Company board authorized the Company and its advisors to negotiate this proposal with Parent.

     On May 25, 2000, the Company and Parent amended the Confidentiality Agreement. Shortly thereafter, Parent conducted a due diligence investigation of the Company.

     On June 13, 2000, Parent delivered a letter to the Company, in which Parent proposed the acquisition of the Company for $16 per Share in cash. The letter also contained a request that the proposal be kept confidential. Separately, Parent indicated that it would withdraw its proposal if it were publicly disclosed. The Company board authorized the Company and its advisors to negotiate this proposal with Parent.

     On June 13, 2000, an information technology company ("Company B") delivered a letter to the Company, in which the Company B proposed the acquisition of the Company for a cash price greater than $16 per Share. The proposal was subject to customary conditions, including due diligence. In the letter, Company B stated that it would withdraw its proposal if it were publicly disclosed. The Company board authorized the Company and its advisors to negotiate this proposal with Company B.

     On June 14, 2000, counsel for the Company distributed draft merger agreements to Parent and Company B. On June 15, 2000, the Company and Company B signed a confidentiality agreement, and Company B began a due diligence investigation of the Company.

     On June 15, 2000, as required by the WCAS merger agreement, the Company sent a notice to WCAS to the effect that the Company had received a merger proposal from Parent and that the Company was giving WCAS two business days' notice prior to the possible acceptance of the Parent proposal.

     On June 19, 2000, Parent informed the Company that it would withdraw its proposal if the proposal was not approved by the end of the day. On June 19, 2000, Company B reiterated its interest in acquiring the Company at a price above $16 per Share. Company B stated that it intended to make a proposal on June 26, 2000.

     On June 19, 2000, the Company met to consider the proposed merger agreement with Parent, as well as the indication of interest from Company B. WCAS had indicated that it would not submit a revised proposal. Following a discussion of the issues and presentations by its financial and legal advisors, the Company board voted unanimously to approve the Merger Agreement. On June 20, 2000, the Company and Parent signed the Merger Agreement and issued a press release announcing its terms.

     On June 26, 2000, Company B informed the Company that it would not submit a proposal that day, but expected to submit a proposal in the near future. By letter dated June 26, 2000, the Company and Parent mutually agreed to extend the commencement of the Offer until June 28, 2000.

     On June 28, 2000, Parent and Purchaser commenced the Offer.

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  Reasons for the Company Board's Recommendation

     In reaching its recommendation described in paragraph (a) of this Item 4, and its determination to terminate the WCAS merger agreement, the Company board considered a number of factors, including the following material factors:

     - That the $16 per Share price contemplated by the Merger Agreement is higher than the $14 per Share price contemplated by the WCAS merger agreement.

     - A comparison of the terms and conditions to the WCAS merger agreement and the Merger Agreement, including that the WCAS transaction was subject to a financing condition and the Parent transaction is not, and that the WCAS transaction contemplated a recapitalization transaction in which 75% to 93% of the Shares would be acquired, while the Offer and the Merger provide for the acquisition of 100% of the Shares.

     - Presentations by CSFB to the Company board and the opinion of CSFB to the effect that, as of the date of the opinion and based on and subject to the matters set forth therein, the consideration to be received by the holders of the Company's common stock in the Offer and the Merger was fair to such holders from a financial point of view. CSFB's written opinion is attached as Schedule II and should be read carefully and in its entirety. See Item 5 hereto.

     - The terms of the Merger Agreement, including the Company's ability, if required by the board's fiduciary duties in light of a superior proposal, to provide information to and negotiate with third parties (including Company B) and to terminate the Merger Agreement upon the payment of a $19 million termination fee and up to $5 million of expense reimbursement, and the board's business judgment that these provisions would not significantly deter a more attractive offer from a bona fide bidder for the Company.

     - Parent's agreement to loan the Company the funds necessary to pay the termination fees and expenses owed to WCAS pursuant to the WCAS merger agreement and to loan the Company up to $30 million on a revolving basis. Such loans are to be made pursuant to the Promissory Notes.

     - The contacts and expressions of interest from third parties described in "Background" above.

     The Company board also considered the following potentially adverse factors relating to the Merger Agreement and the termination of the WCAS merger agreement:

     - That the Company was required to pay a $19 million termination fee to WCAS and reimburse WCAS for up to $5 million in expenses in order to terminate the WCAS merger agreement and sign the Merger Agreement.

     - Possible regulatory issues associated with the Merger, including possible antitrust issues.

     In view of the variety of factors considered in connection with the evaluation of the proposed Offer and Merger and the terms of the Merger Agreement, the Company board did not deem it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its conclusion. Individual directors may have given different weights to different factors.

(C) INTENT TO TENDER.

     To the knowledge of the Company after reasonable inquiry, all executive officers, directors, affiliates and subsidiaries of the Company will tender, pursuant to the Offer, all Shares held of record or beneficially owned by them (other than options to acquire Shares). The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

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ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     The Company has agreed to pay CSFB a fee for its financial advisory services in connection with the acquisition of the Company equal to 1.25% of the aggregate consideration, defined as the product of the consideration received per Share and the number of Shares outstanding on a fully diluted basis, plus the value of any debt and preferred stock remaining on the Company's financial statements at closing and any other form of consideration (including the value of obligations assumed) directly or indirectly received by the Company or the holders of Shares in the Merger. A significant portion of these fees is contingent upon consummation of the tender offer. The Company has also agreed to reimburse CSFB for all out-of-pocket expenses incurred by CSFB in performing its services, including the fees and expenses for legal counsel and any other advisor retained by CSFB, and to indemnify CSFB and related persons and entities against liabilities, including liabilities under the federal securities laws, arising out of CSFB's engagement.

     Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     No transactions in the Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Except as set forth in this Schedule 14D-9, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

     There are no transactions, resolutions of the Company board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

     The Company board has determined that, in the event of a proposal to acquire the Company, any public disclosure with respect to the parties to, and the possible terms of, any such proposal might jeopardize any discussions or negotiations that the Company board might conduct. Accordingly, the Company board has instructed management not to disclose publicly the possible terms of any such proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or unless such disclosure is required by law.

ITEM 8. ADDITIONAL INFORMATION.

     Under South Carolina law, if Purchaser becomes the owner of 90% of the outstanding Shares, the Purchaser will be able to effect the Merger without approval of the Company's stockholders. However, if Purchaser does not become the owner of 90% of the outstanding Shares, a meeting of stockholders will be required to approve the Merger. Assuming the condition to the Offer that at least two-thirds of the Shares on a fully-diluted basis (including all Shares issuable upon exercise of all vested and unvested Company Stock Options that vest before the effective time of the Merger, but excluding any Shares held by the Company or any of its subsidiaries) are validly tendered and not withdrawn is satisfied, Purchaser will be able to approve the Merger without the vote of any other stockholder.

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ITEM 9. EXHIBITS.

    (a)(1) Offer to Purchase, dated June 28, 2000 (incorporated herein by reference to Exhibit (a)(1)(i) to the Tender Offer
              Statement on Schedule TO of Parent and Purchaser filed on June 28, 2000).
    (a)(2) Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(ii) to the Tender Offer Statement on Schedule
              TO of Parent and Purchaser filed on June 28, 2000).
    (a)(3)    Chairman's Letter to Stockholders of the Company, dated June
              28, 2000.*
    (a)(4) Press Release of Parent, dated June 20, 2000 (incorporated herein by reference to the Schedule TO-C of Parent filed on June 20, 2000).
    (a)(5) Press Release of Parent, dated June 27, 2000 (incorporated herein by reference to the Schedule TO-C of Parent filed on June 27, 2000).
    (e)(1) Agreement and Plan of Merger, dated as of June 20, 2000, among Parent, Purchaser and the Company (incorporated herein by reference to Exhibit 2.1 to the Form 8-K of Parent filed on June 20, 2000).
    (e)(2)    Opinion of Credit Suisse First Boston Corporation to the
              Board of Directors of the Company, dated June 20, 2000
              (included as Schedule II hereto and incorporated herein by reference thereto).*
    (e)(3) Letter Agreement, dated June 26, 2000, between Parent and the Company (incorporated by reference to Exhibit (d)(2) to the Tender Offer Statement on Schedule TO filed by Parent and Purchaser on June 28, 2000).
    (e)(4) Promissory Note, dated June 20, 2000, in aggregate principal amount of $19 million by the Company in favor of Parent
              (incorporated by reference to Exhibit (d)(4) to the Tender
              Offer Statement on Schedule TO of Parent and Purchaser filed on June 28, 2000).
    (e)(5)    Subordination Agreement, dated as of June 20, 2000, among
              Parent, Bank of America, N.A., as agent, and the Company
              (incorporated by reference to Exhibit (d)(5) to the Tender
              Offer Statement on Schedule TO of Parent and Purchaser filed on June 28, 2000).

---------------
* Included in copies mailed to stockholders of the Company.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2000

                                          POLICY MANAGEMENT SYSTEMS
                                          CORPORATION

                                          By:      /s/ G. LARRY WILSON
                                            ------------------------------------
                                            Name:   G. Larry Wilson
                                            Title:  Chairman, President and
                                                    Chief Executive Officer

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                                                                      SCHEDULE I

                     POLICY MANAGEMENT SYSTEMS CORPORATION
                                ONE MYND CENTER
                        BLYTHEWOOD, SOUTH CAROLINA 29016
                                 (803) 333-4000
                            ------------------------

               INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF
         THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

GENERAL

     This Information Statement is being mailed on or about June 28, 2000 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14d-9") of Policy Management Systems Corporation ("Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Computer Sciences Corporation ("Parent") to a majority of seats on the Board of Directors of the Company (the "Board").

     On June 20, 2000, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Parent and Patriot Acquisition Corp., a South Carolina corporation and a wholly owned subsidiary of Parent ("Purchaser"), pursuant to which Purchaser has commenced a tender offer to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of the Company, at a price of $16 per Share, net to the seller in cash, upon the terms and conditions set forth in Purchaser's Offer to Purchase, dated June 28, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Purchaser with the Securities and Exchange Commission (the "Commission") on June 28, 2000.

     The Merger Agreement provides that, among other things, as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"). At the effective time of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by the Company or Purchaser or any of their subsidiaries) will be converted into the right to receive the highest price paid per Share pursuant to the Offer. As a result of the Offer and the Merger, the Company will become a wholly owned subsidiary of Parent.

     The Offer, the Merger, and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement is attached.

     This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934, as amended ("Exchange Act") and Rule 14f-1 promulgated thereunder. Information set forth herein related to Parent, the Purchaser or Parent Designees (as defined below) has been provided by Parent. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

     Purchaser commenced the Offer on June 28, 2000. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Wednesday, July 26, 2000, unless Purchaser extends it.

THE PARENT DESIGNEES

     Effective upon the acceptance for purchase by Purchaser of at least two-thirds of the Shares on a fully-diluted basis (including all Shares issuable upon exercise of all vested and unvested Company stock options that vest before the effective time of the Merger, but excluding any Shares held by the Company or

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

any of its subsidiaries), Parent will be entitled to designate the number of directors, rounded up to the next whole number, on the Board (the "Parent Designees") that equals the product of (i) the total number of directors on the Board (giving effect to the election of any additional directors pursuant to this provision) and (ii) the percentage that the number of Shares owned by Parent or Purchaser (including Shares accepted for purchase) bears to the total number of Shares outstanding, and the Company will take all action necessary to cause Parent's Designees to be elected or appointed to the Board, including, without limitation, increasing the number of directors, or seeking and accepting resignations of incumbent directors, or both; provided that, prior to the effective time of the Merger (the "Effective Time"), Parent, Purchaser and the Company will use their respective best efforts to ensure that at least two members (each, a "Continuing Director") who were directors of the Company prior to consummation of the Offer, shall remain as directors of the Company until the Effective Time. If the number of Continuing Directors is reduced to less than two for any reason prior to the Effective Time, the remaining Continuing Directors (or, if there are none, the other directors) shall be entitled to designate a person to fill the vacancy.

     The directors of Purchaser at the Effective Time shall be the directors of the Company following the Merger, until the earlier of their resignation or removal or until their successors are duly elected and qualified.

     Parent has informed the Company that it will choose the Parent Designees to the Board from the directors and executive officers of Parent and Purchaser listed in Schedule I to the Offer to Purchase, a copy of which is being mailed to the Company's stockholders together with the Schedule 14D-9. Parent has informed the Company that each of the directors and executive officers listed in
Schedule I to the Offer to Purchase has consented to act as a director of the Company, if so designated. The information on such Schedule I is incorporated herein by reference. The name, address, principal occupation or employment and five year employment history for each such person is set forth in such Schedule I.

     It is expected that the Parent Designees may assume office following the acceptance for purchase by Purchaser of the specified minimum number of Shares pursuant to the Offer.

CERTAIN INFORMATION CONCERNING THE COMPANY

     As of June 26, 2000, the Company had 35,585,905 Shares issued and outstanding with the Shares being the Company's only class of voting securities that would be entitled to vote for directors at a stockholder meeting if one were to be held, each Share being entitled to one vote.

INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The Company's Articles of Incorporation provide for a board of directors divided into three classes, as nearly equal in number as possible, with the term of office of one class expiring each year at the Company's annual meeting of stockholders. Each class of directors is elected for a term of three years, except in the case of elections to fill vacancies or newly created directorships.

     The following information as of June 26, 2000 is furnished with respect to each director and executive officer:

             NAME               AGE                     POSITION WITH THE COMPANY
             ----               ---                     -------------------------
G. Larry Wilson...............  53     Chairman of the Board, President and Chief Executive Officer
David T. Bailey...............  53     Executive Vice President
Alfred R. Berkeley, III.......  55     Director
Donald W. Feddersen...........  65     Director
Michael D. Gantt..............  48     Senior Vice President
Harald J. Karlsen.............  54     Senior Vice President
Stephen G. Morrison...........  50     Executive Vice President, Secretary, General Counsel and
                                       Chief Administrative Officer
Dr. John M. Palms, Ph.D.......  65     Director
Michael W. Risley.............  43     Executive Vice President
Joseph D. Sargent.............  70     Director
John P. Seibels...............  58     Director
Richard G. Trub...............  69     Director
Timothy V. Williams...........  50     Executive Vice President and Chief Financial Officer

     G. Larry Wilson -- Chairman of the Board, President and Chief Executive Officer of the Company (since 1980). Current term as Director will expire in 2001. He has been employed by the Company since its inception.

     David T. Bailey -- Executive Vice President of the Company since 1986. Responsible for the Property and Casualty Group. Employed by the Company since 1981.

     Alfred R. Berkeley, III -- Director since 1997. Mr. Berkeley has served as President of The Nasdaq Stock Market, Inc. since May 1996. Before that, he served as Managing Director and Senior Banker of Alex. Brown & Sons Incorporated. He is currently also a director of Princeton Capital Management, Inc. He also serves as a director of several privately owned companies.

     Donald W. Feddersen -- Director since 1997 and previously served as a Director from January 1983 to October 1994. Mr. Feddersen is currently a private investor. Before that, he was General Partner of Charles River Ventures. He serves as a director of a number of privately-owned high technology companies.

     Michael D. Gantt -- Senior Vice President of the Company since 1998. Responsible for the Claims and Risk Management Group. Employed by the Company since 1995.

     Harald J. Karlsen -- Senior Vice President of the Company since 1998. Responsible for the international operations in Europe, Africa and the Middle East. Employed by the Company since 1993.

     Stephen G. Morrison -- Executive Vice President, Secretary and General Counsel of the Company since January 1994 and Chief Administrative Officer since 1997. Responsible for the administration of the legal affairs of the Company, the Legal and Business Services Group which includes legal, human resources, quality and corporate marketing. Employed by the Company since 1994.

     Dr. John M. Palms, Ph.D. -- Director since 1992. Dr. Palms is the President of the University of South Carolina. He also serves as a director of Peco Energy Company and Fortis, Inc., and serves as Chairman of the Board of the Institute of Defense Analyses.

     Michael W. Risley -- Executive Vice President of the Company since November 1998. Responsible for the Financial Solutions Group. Employed by the Company since 1980.

     Joseph D. Sargent -- Director since 1986. Mr. Sargent is the Chairman of Bradley, Foster, & Sargent, Inc. He serves as Vice Chairman for Connecticut Surety Corporation and until February 1998, he served as Treasurer. He also serves as director for each of Trenwick Group, Inc., Mutual Risk Management Ltd., MMI Companies, Inc., and Command Systems, Inc.

     John P. Seibels -- Director since 1981. Mr. Seibels is currently a private investor. He also serves as a director of The Seibels Bruce Group, Inc. and certain of its subsidiaries.

     Richard G. Trub -- Director since 1981. Mr. Trub is the Chairman and Treasurer of Trubco, Inc. He previously held the position of Senior Vice President with the Connecticut National Bank.

     Timothy V. Williams -- Executive Vice President and Chief Financial Officer of the Company since February 1994. Responsible for the Financial and Operational Services Group. Employed by the Company since February 1994.

     On July 22, 1997, the Commission commenced a civil proceeding against the Company and certain current and former officers and employees of the Company, including Messrs. Wilson and Bailey. In its complaint, the Commission alleged that the Company and the named individuals had violated certain provisions of the Securities Exchange Act of 1934 relating to reporting, books and records and internal controls in connection with the Company's 1990-1993 financial statements and reports. Simultaneously with the filing of the complaint, all defendants filed consents in which they neither admitted nor denied the allegations made, agreed to the entry of an injunction requiring future compliance with those provisions of the federal securities laws, and agreed to pay certain civil penalties. The Company agreed to pay a civil penalty of one million dollars, and each individual agreed to pay a civil penalty of twenty thousand dollars.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Based solely upon a review of Forms 3, 4 and 5 furnished to the Company with respect to fiscal year 1999, the Company believes that all required filings with the Commission of reports of stock ownership (and changes thereto) by its directors, officers and 10% stockholders were timely made.

EXECUTIVE COMPENSATION

     The following table gives the compensation earned, including stock options granted, by the Chief Executive Officer and the next four most highly compensated executive officers for the years 1999, 1998 and 1997. All of these officers are referred to as the "Executive Group."

                           SUMMARY COMPENSATION TABLE

                                                                       LONG-TERM
                                                                  COMPENSATION AWARDS
                                                            -------------------------------
                                                                             NUMBER OF
                                      ANNUAL COMPENSATION   RESTRICTED       SECURITIES
                                      -------------------     STOCK          UNDERLYING          ALL OTHER
 NAME AND PRINCIPAL POSITION   YEAR    SALARY    BONUS(1)   AWARDS(2)    OPTIONS GRANTED(3)   COMPENSATION(4)
 ---------------------------   ----   --------   --------   ----------   ------------------   ---------------
G. Larry Wilson..............  1999   $886,379   $      0    $      0          75,000             $10,845
  President and Chief          1998    783,750    235,950     353,925         150,000              10,710
  Executive Officer            1997    712,500    429,000           0         150,000              10,635

David T. Bailey..............  1999   $429,929   $      0    $      0          35,000             $ 7,200
  Executive Vice President     1998    412,307          0           0          70,000               7,200
                               1997    368,660    155,400           0          70,000               7,125

Stephen G. Morrison..........  1999   $557,818   $      0    $      0          35,000             $10,845
  Executive Vice               1998    493,260    148,500     222,750          70,000              10,710
  President, General           1997    448,469    270,000           0          70,000              10,635
  Counsel, Secretary and
  Chief Administrative
  Officer

Michael W. Risley............  1999   $389,434   $      0    $      0         200,000             $ 7,200
  Executive Vice President     1998    271,371     67,931     101,897          20,694               7,200
                               1997    224,795     43,775           0          20,000               6,432

Timothy V. Williams..........  1999   $412,628   $      0    $      0          35,000             $ 7,200
  Executive Vice               1998    371,118    111,600     167,400          70,000               7,200
  President and Chief          1997    343,994    207,000           0          70,000               7,125
  Financial Officer

---------------
(1) Reflects amount earned in year indicated even though actually paid in following year.

(2) Shares of restricted stock awarded to the Executive Group in 1999 and the value of such shares at December 31, 1999 were as follows: Wilson -- 6,731 ($172,061); Morrison -- 4,236 ($108,283); Risley -- 1,938 ($49,540); and
    Williams -- 3,184 ($81,391). The values set forth in this column represent the portion of each executive officers' annual bonus payable in restricted stock, which awards were made on February 8, 1999 at $52.5813 per share. The restricted shares vest in 20% increments on January 1 of each of the five calendar years following the year in which the restricted shares are awarded. Restricted shares will participate in dividends the same as other shares of common stock; however, the Company has never declared cash dividends.

(3) Adjusted for the two-for-one stock split on June 1, 1998.

(4) Amounts shown are matching contributions from the Company under its 401(k) Retirement Savings Plan and the Company's Employee Stock Purchase Plan.

     The following table sets forth certain information regarding options for common stock granted to the Executive Group during 1999. The table includes the potential realizable value which would exist based on assumed annual compounded rates of common stock price appreciation of five and ten percent over the full ten-year term of the options.

                            OPTIONS GRANTED IN 1999

                                             INDIVIDUAL GRANTS
                        ------------------------------------------------------------
                                            PERCENT                                      POTENTIAL REALIZABLE VALUE
                           NUMBER           OF TOTAL                                      AT ASSUMED ANNUAL RATES
                        OF SECURITIES       OPTIONS                                     OF STOCK PRICE APPRECIATION
                         UNDERLYING        GRANTED TO   EXERCISE                             FOR OPTION TERM(1)
                           OPTIONS         EMPLOYEES      PRICE     EXPIRATION DATE    ------------------------------
         NAME              GRANTED          IN 1999     PER SHARE      OF OPTIONS           5%              10%
         ----           -------------      ----------   ---------   ---------------    ------------    --------------
All Stockholders......                                                                 $895,002,412(2) $2,268,109,833(2)
G. Larry Wilson.......      75,000(3)(5)       8.7%      $40.125        May 11, 2009   $  1,892,581    $    4,796,167
David T. Bailey.......      35,000(3)(5)       4.0%      $40.125        May 11, 2009   $    883,204    $    2,238,211
Stephen G. Morrison...      35,000(3)(5)       4.0%      $40.125        May 11, 2009   $    883,204    $    2,238,211
Michael W. Risley.....     180,000(3)(5)      20.8%      $40.125        May 11, 2009   $  4,542,194    $   11,510,802
                            20,000(4)(5)       2.3%      $20.500    November 8, 2009   $    257,847    $      653,434
Timothy V. Williams...      35,000(3)(5)       4.0%      $40.125        May 11, 2009   $    883,204    $    2,238,211

---------------
(1) This information has been included to illustrate how the stockholders will have fared compared to each of the named executives if the assumed appreciation is achieved based upon the option grant date of May 11, 1999.

(2) The potential realizable value for all stockholders is based on the number of shares of common stock outstanding on May 11, 1999 (the date the options described in Note 3 below were granted), and assumes the stockholders purchased the common stock for $40.125 (which was the fair market value of the common stock on May 11, 1999) and held the common stock until May 11, 2009.

(3) These options were granted pursuant to the 1999 Stock Option Plan. The exercise price is the fair market value of the common stock on May 11, 1999, which was the date of grant.

(4) These options were also granted pursuant to the 1999 Stock Option Plan. The exercise price is the fair market value of the common stock on November 8, 1999, which was the date of grant.

(5) The options become exercisable in one-fourth increments on each of the first four anniversary dates of the grant date. All such options would become immediately exercisable in the event of a change in control of the Company and the optionee would have the right to exercise such options for a period of ninety days after termination of employment. In the event of a dissolution or liquidation of the Company or any merger or combination in which the Company is not the surviving entity, each option granted shall automatically become fully and immediately vested and exercisable.

     The following table sets forth information for the Executive Group regarding stock options exercised during 1999 and the value of "in-the-money" options. "In-the-money" options have a positive difference between the exercise price of such stock option and $25.5625, the closing price of the Company's common stock on December 31, 1999.

                      AGGREGATED OPTIONS EXERCISED IN 1999
                        AND 1999 YEAR-END OPTION VALUES

                                                         NUMBER OF SECURITIES
                                                              UNDERLYING                 VALUE OF UNEXERCISED
                            SHARES                       UNEXERCISED OPTIONS             IN-THE-MONEY OPTIONS
                           ACQUIRED                     AT DECEMBER 31, 1999*           AT DECEMBER 31, 1999**
                              ON         VALUE       ----------------------------    ----------------------------
          NAME             EXERCISE     REALIZED     EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
          ----             --------    ----------    -----------    -------------    -----------    -------------
G. Larry Wilson..........        0     $        0     1,372,500        352,500       $3,498,812       $289,312
David T. Bailey..........        0     $        0       297,667        164,500       $  312,444       $135,012
Stephen G. Morrison......        0     $        0       315,834        172,500       $1,611,352       $259,762
Michael W. Risley........        0     $        0        81,790        238,600       $  193,709       $200,565
Timothy V. Williams......   47,384     $1,069,789       182,500        152,500       $  376,387       $130,762

---------------
*  All shares adjusted for the two-for-one stock split on June 1, 1998.

** Value represents the aggregate excess of the market price of the common stock on December 31, 1999, which was $25.5625, over the exercise price for the options. All options included in the table have an exercise price equal to or greater than the fair market value of the common stock on the dates of grant.

     COMPENSATION OF DIRECTORS. In 1999, non-employee directors received the following compensation:

     - An annual fee of $18,000 (payable in cash and restricted stock pursuant to the Restricted Stock Ownership Plan as discussed below in the Report of the Compensation Committee);

     - $2,000 for each Board meeting attended;

     - $1,000 for each committee meeting attended in person (if not on a regular Board meeting date);

     - A $500 fee, plus $250 per hour for each additional hour or part thereof for participation in meetings by telephone (not to exceed $1,000 per meeting);

     - Travel expenses of attending Board and committee meetings; and

     - $1,000 per day for attending to Company business in person at non-Board or committee meetings.

     Directors who are also full-time employees of the Company do not receive additional compensation for their services as directors.

     Deferred Compensation Agreement. Mr. Wilson is covered by a Deferred Compensation Agreement providing annual remuneration of $25,000 upon retirement, death or total disability. The Agreement, which provides for monthly payments over a fifteen-year period, is contingent primarily upon his continued employment until such an event occurs, and the deferred benefits are not vested until that time. Until or unless such a qualifying event occurs, Mr. Wilson is not entitled to any payments under the Agreement. The Company owns life insurance contracts covering Mr. Wilson, of which it is the beneficiary, in an aggregate amount equal to or in excess of the total benefit.

     Employment Agreements. The Company has an Employment Agreement with each of Messrs. Wilson, Bailey, Morrison, Risley, and Williams, which set initial annual salaries at their then current annual salary, subject to future increases in accordance with the Company's practices. In the event of a change in control of the Company (as defined in the Agreement), the executives' then base salary will increase to 150% of the base salary in effect immediately prior to the change in control.

     The term of each executive officer's Employment Agreement continues until December 31, 2004. The term is subject to annual twelve month extensions, unless six months notice of non-extension is given. In the event of a change in control, the term is extended automatically twelve months.

     The Employment Agreements may be terminated by the Company for cause. If the executive is terminated for reasons other than for cause or if the executive terminates for good reason, the executive will receive annual severance payments for the remaining term of the Employment Agreement equal to base salary, plus an amount equal to either the highest annual bonus received in the two years preceding termination or, if after a change in control, 150% of the highest annual bonus during the two years preceding termination. Should such payments be subject to an excise tax pursuant to Section 4999 of the Internal Revenue Code, or similar law, additional compensation as is necessary to offset such tax effects also will be paid to the executives. The severance payments under the Employment Agreements would cease in the event of reasonable proof of any violation of the non-competition, non-solicitation of employees or confidentiality provisions of the Employment Agreement.

     The stock options of the executive officers named in the Summary Compensation Table above would become immediately exercisable in the event of a change in control. In no event, however, may an optionee exercise such options after the tenth anniversary date of the date of grant of such options.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During 1999, the Compensation Committee of the Board consisted of Messrs. Sargent and Berkeley and Dr. Palms. None of the Committee members are or were previously employees or officers of the Company or any of its subsidiaries.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     This table sets forth certain information based on Schedules 13G filed with the Commission, as of June 23, 2000, regarding beneficial owners of more than five percent of the Company's common stock.

                             PRINCIPAL STOCKHOLDERS

                                                                 COMMON STOCK       PERCENTAGE
                      NAME AND ADDRESS                        BENEFICIALLY OWNED    OF CLASS(1)
                      ----------------                        ------------------    -----------
Capital Group International, Inc. ("CGI")...................     4,032,950(2)          11.33%
  11100 Santa Monica Boulevard
  Los Angeles, California 90025
The Regents of the University of California ("Regents").....     2,706,400(3)           7.61%
  1111 Broadway, 14th Floor
  Oakland, California 94607
Westport Asset Management, Inc. ("Westport")................     4,106,750(4)          11.54%
  253 Riverside Avenue
  Westport, Connecticut 06880

---------------
(1) Determined using the number of shares of common stock outstanding on June 23, 2000, which was 35,585,905.

(2) Of the shares reported, CGI has sole voting power for none of the shares, shared voting power for 3,278,450 of the shares, shared dispositive power for none of the shares and sole dispositive power for all of the shares. This information is based on information contained in the Schedule 13G filed by CGI with the Commission on February 11, 2000.

(3) Of the shares reported, Regents has sole voting and dispositive power for all of the shares. This information is based on information contained in the
    Schedule 13G filed by Regents with the Commission on February 11, 2000.

(4) The Company has reason to believe that Westport beneficially owns 4,106,750 shares or 11.54%, of which Westport has sole voting power for 691,750 of the shares, shared voting power for 2,628,800 of the shares, sole dispositive power for 691,750 of the shares and shared dispositive power for 3,415,000 of the shares.

     The following table sets forth, as of June 23, 2000, beneficial ownership of common stock by each director and executive officer named in the Summary Compensation Table above, and by all directors and all executive officers as a group.

              STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

                                                    AMOUNT AND NATURE
                                                      OF BENEFICIAL        SHARES SUBJECT    PERCENTAGE
            NAME OF BENEFICIAL OWNER                   OWNERSHIP(1)         TO OPTION(2)     OF CLASS(3)
            ------------------------               --------------------    --------------    -----------
Alfred R. Berkeley, III..........................          32,148               30,000             *
Donald W. Feddersen..............................          32,106               30,000             *
Dr. John M. Palms, Ph.D. ........................          28,598               25,000             *
Joseph D. Sargent................................          80,650               70,002             *
John P. Seibels..................................          81,657               75,000             *
Richard G. Trub..................................          28,148               25,000             *
G. Larry Wilson..................................       1,813,109            1,526,250           5.1%
David T. Bailey..................................         375,508              369,417           1.1%
Stephen G. Morrison..............................         395,361              381,584           1.1%
Michael W. Risley................................         165,635              140,790             *
Timothy V. Williams..............................         250,929              246,250             *
Directors and all executive officers as a group
  (13 in number).................................       3,360,963            2,988,502           9.4%

---------------
(1) Each individual has sole voting power and sole dispositive power, except that for the following unvested shares awarded under the Restricted Stock Ownership Plan, the respective individual does not have dispositive power for the number of shares indicated: Berkeley -- 1,956; Feddersen -- 1,956; Palms -- 1,956; Sargent -- 1,956; Seibels -- 465; Trub -- 1,956;
    Wilson -- 5,385; Morrison -- 3,389; Risley -- 1,551; Williams -- 2,548; and
    all other executive officers -- 680.

(2) These shares, which are included in the "Amount and Nature of Beneficial Ownership" column, are subject to option on or before August 22, 2000, pursuant to the Company's various stock option plans.

(3) Where indicated by asterisk, beneficial ownership represents less than one percent of the sum of the total number of shares of common stock outstanding on June 23, 2000, plus the total shares subject to option.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     None.

BOARD AND COMMITTEE MEETINGS

     During 1999, the Board met eleven times. All of the directors attended at least 75% of the aggregate of all meetings of the Board and all committees of which they were members. The following table describes the Board's committees.

                                                                                          TIMES MET IN
               COMMITTEE                           FUNCTIONS OF THE COMMITTEE                 1999
               ---------                           --------------------------             ------------
AUDIT COMMITTEE                          - recommends selection of the Company's               10
  Trub (Chairman)                          independent auditors;
  Feddersen                              - reviews with the independent and internal
  Seibels                                auditors their planned activities, audits and
                                           findings, and reports to the Board;
                                         - reviews financial reports; and
                                         - reviews the Company's financial and
                                         accounting policies and disclosures

COMPENSATION COMMITTEE                   - establishes compensation for senior officers         5
  Sargent (Chairman)                     and directors;
  Berkeley                               - administers compensation plans in which
  Palms                                  employees, officers and directors are eligible
                                           to participate; and
                                         - approves compensation guidelines for
                                           employees

CORPORATE GOVERNANCE COMMITTEE           - recommends nominees for election as directors        4
  Seibels (Chairman)                     and officers to the full Board; and
  Berkeley                               - reviews the performance of current directors
  Palms                                  and officers
  Wilson

EXECUTIVE COMMITTEE                      - acts on behalf of the Full Board between             2*
  Wilson (Chairman)                      Board meetings or as appropriate
  Feddersen
  Sargent
  Trub

---------------
* The Executive Committee also took four actions by unanimous written consent without meeting during 1999.

COMPENSATION PLANS AND ARRANGEMENTS -- REPORT OF THE COMPENSATION COMMITTEE

     COMPENSATION PHILOSOPHY. The Company's executive compensation program is based on the beliefs that: (i) to ensure the continued growth and performance of the Company, it is necessary to attract, retain and motivate qualified executives through competitive compensation, and (ii) the interests of executives should be closely aligned with those of the Company's stockholders. Under this philosophy:

     - To motivate executive personnel to perform at their full potential, a significant portion of compensation is incentive-based and is linked to accomplishing specific, financial objectives (both individual and corporate) which are intended to create both long-and short-term value for Company stockholders.

     - Each executive's individual performance and contribution should be reflected through salary adjustments and the amount of incentive awards paid, if any.

     - A significant portion of executive officers' total compensation should be in the form of stock and stock-based incentives.

     - In years of strong performance, executives can earn a highly competitive level of compensation. As a result, the Committee will be able to attract, retain and motivate the leadership talent needed to maintain and grow the Company's business successfully. Conversely, in years of below average performance, an executive will receive compensation that is less competitive.

     - It is essential that the Committee retain the flexibility to evaluate not only the overall performance of the individual executive officers, and the Company as a whole, but also all other circumstances and challenges facing the Company and the respective executive officer. Consequently, the Committee uses its subjectivity rather than objective formulas in setting and adjusting the base salary of the CEO and other executive officers.

     ELEMENTS OF COMPENSATION. Executive compensation consists primarily of three parts:

     - Base Salary;

     - Annual Incentives; and

     - Stock-Based Incentives.

     Each of these elements is described in more detail below. (The executive officers were also eligible for other benefits, such as perquisites standard for executives and those offered under the Company-sponsored broad-based plans.)

     In reviewing the level of cash compensation for the CEO and other executive officers for 1999, the Committee engaged Deloitte & Touche LLP to survey the total cash compensation for the CEO and senior executives of the S&P Computer and Software Services Index Companies, which had comparable compensation structures. The purpose of the survey was to confirm that the total cash compensation levels were at levels to allow the Company to effectively compete in recruiting and retaining executive management.

     BASE SALARY. For 1999, the Committee used a subjective assessment of the overall performance of the Company and the executive officers, including their achievements, responsibilities, experience and breadth of knowledge, in setting the amount of salary increase for 1999 for all executive officers, including the CEO. No specific weight was assigned to these factors. For 1999, base salaries for all executive officers, including the CEO, were targeted at the base salaries which surveyed firms might offer the executive officers for performing similar functions in an equally challenging and complex environment. The base salaries for 1998 for the CEO and Messrs. Bailey, Morrison, and Risley were either below or equal to the average of the companies surveyed and the base salary for Mr. Williams was above the average of the companies surveyed, which the Committee generally believed to be appropriate in accordance with the Committee's subjective assessments of overall performance and the goals of maintaining base salary compensation levels for the Company's executives, which are adequate to recruit and retain executive management. Consequently, the Committee increased the 1999 salaries for Messrs. Morrison and Williams by a percentage the Committee deemed appropriate based upon their performance and similar to what the Committee believed to be percentage increases appropriate to remain at or near the mid-range for competitive companies, using the Committee's subjective assessment. Mr. Risley received an increase in his salary at the time of his promotion to Executive Vice President in November 1998 and received no 1999 increase. Mr. Bailey did not receive an increase for 1999.

     In determining Mr. Wilson's base salary increase, the Committee also considered how well he performed in the following areas in addition to those set forth above:

     - development and implementation of a strategic vision for the Company, integrating insurance industry knowledge, technology trends, product directions, and customers' needs;

     - management of the Company's financial affairs;

     - recruitment and retention of qualified executives;

     - delegation of responsibility and authority to qualified managers;

     - capitalization on business opportunities; and

     - exhibition of leadership in achieving the Company's goals.

     No specific weight was assigned to these factors.

     In addition, in determining the amount of increase in compensation in 1999, the Committee considered the Company's actual results for 1998 in the areas of:

     - product development;

     - new business acquisitions;

     - overall financial strength;

     - perceived customer satisfaction; and

     - the Company's prospects for long-term growth.

     Based upon the Committee's evaluations of the above factors and Mr. Wilson's significant contribution to the Company's 1998 performance, the Committee increased his base salary for 1999 by approximately 10%.

     ANNUAL INCENTIVES AND RESTRICTED STOCK OWNERSHIP PLAN. The annual bonus program for executive officers, including the CEO, is intended to meet two primary objectives. First, it is designed to provide short-term incentives and rewards based on the Company's short-term goals that are consistent with its long-term goals. Second, the annual bonus program is designed to promote the Company's philosophy of having a substantial portion of executive compensation at risk. The Committee believes that for the executive officers, a bonus amount equal to 60% of base salary is an appropriate percentage to have at risk on an annual basis.

     The Committee also believes that one of the best ways to align the interests of the Company's executive officers with the interests of its stockholders is by promoting executive officers' ownership of Company stock. To promote this goal, the Company established the Restricted Stock Ownership Plan during 1998. The Plan establishes stock ownership guidelines for officers and directors and enables the Company to further the long-term goal of increasing the level of stock ownership while continuing to provide significant short-term rewards.

     Participation in the Plan is mandatory for directors and United States-based officers until they have satisfied the applicable stock ownership guidelines. Under the guidelines, officers are required to hold Company stock in multiples of their base salary ranging from 1 times salary for vice presidents to 5 times salary for the Chief Executive Officer. Directors who are not employees are required to hold 5 times the annual retainer for directors. Directors and officers have annual targeted percentages of ownership to achieve each year and are to achieve 100% of the guideline for their office within 6 years of the Plan's adoption or their first election to the office to which this guideline is applicable. They may elect not to participate in the Plan after having achieved 100% of the stock ownership guidelines applicable to their position.

     Under the Plan, annual retainers for directors and bonuses for officers are paid partially in cash and partially in restricted stock. The Company engaged Hewitt Associates LLC to assist in developing the Plan and in determining the appropriate level of stock premium to compensate plan participants for risks associated with the forfeiture of restricted stock, market fluctuations, and deferral of current economic benefits of current cash compensation. The Committee's 50% increase in the value of the portion of the bonus paid in restricted stock ("50% premium") is within the recommended premium range.

     Generally, for those directors and officers who have achieved their annual targeted percentages of ownership, annual retainers and any bonuses will be paid 50% in cash and 50% in restricted stock (with a 50% premium). For directors and officers who have not achieved their stock ownership guidelines, annual retainers and any bonuses will be paid 100% in restricted stock (with a 25% premium).

     The restricted shares vest in 20% increments on January 1 of each of the five calendar years following the year in which the restricted shares are awarded. Unvested restricted shares are forfeited upon termination for cause, upon the voluntary termination of a directorship, or upon the voluntary termination of employment by an officer. Upon death, retirement or disability of a participant or upon a change in control, all unvested restricted shares shall fully vest.

     The annual bonus for executive officers with profit and loss responsibility reporting to the CEO (a "P&L Executive Officer") was generally comprised of two parts. One part was based on the Company's performance, as measured by targeted earnings-per-share. If actual 1999 earnings-per-share were less than the target, the bonus would be reduced for 1999 by stated percentages. The other part was based on the performance of the group for which the executive is responsible, as measured against the business plan established for 1999 and group earnings growth over the prior year. If the actual 1999 group performance or growth was less than the target, the bonus was to be reduced for 1999 by a stated percentage.

     For Mr. Wilson and those executive officers other than the P&L Executive Officers, the annual bonus was based on the Company's performance, as measured by targeted earnings-per-share for 1999. Messrs. Morrison and Williams are the only named executive officers who are not P&L Executive Officers. As with the P&L Executive Officers, if the actual 1999 performance was less than the target, the bonus was to be reduced for 1999 by a stated percentage. In addition, for Messrs. Morrison and Williams, part of such a bonus was measured against the percentage growth in expenses for their groups as measured against the percentage growth in the Company's revenues and budgeted growth. If the percentage in expense growth exceeded a targeted percentage below the growth in the Company's revenues and budgeted growth, the bonus would be reduced by a stated percentage.

     The Committee retained the discretion to use its subjective assessment to award or withhold bonuses under the plan for any or all of the executive officers. In early 2000, the Committee reviewed the level of bonuses that would have been awarded to each executive officer under the plan described above. Because the Company did not attain the 1999 targets, no bonuses were awarded for 1999.

     STOCK-BASED INCENTIVES. Stock Option Plans are intended to provide incentives and rewards for a mid-term (3 years) to long-term (5 years) and to provide a further means for aligning employees' and the Company's stockholders interests in the enhancement of stockholder value. In 1999 stock options were granted under the 1999 Stock Option Plan at 100% of the closing price of the stock on the date of grant with a four year vesting schedule at 25% per year. In this way, executives are rewarded only if the stock price goes up, which benefits both the stockholder and the executive.

     In determining the number and terms of exercise of options to be granted in 1999, including the number for Mr. Wilson, the Committee considered the historical pattern of granting options under the previous plan, the 1989 Stock Option Plan, as well as competitive levels needed to retain the respective executive officer. In the Committee's subjective assessment, the number and exercise price for options historically granted annually to the executive officers has provided the appropriate incentive and rewards. Consequently, for the options granted in 1999, the Committee determined that granting, in most cases, approximately the same number of options as had previously been granted would provide the appropriate level of incentive and reward for the executive officers.

     DEDUCTIBILITY CAP ON EXECUTIVE COMPENSATION. Beginning in 1994, the federal tax laws disallow corporate deductibility for certain compensation paid in excess of $1 million to the chief executive officer and the other four most highly paid executive officers of publicly-held companies. "Performance-based compensation" as defined in the tax laws, is not subject to the deductibility limitation, provided certain stockholder approval and other requirements are met. During 1999, the deductibility cap had an immaterial impact on the Company. At the present time, it is not known whether the deductibility cap will have an impact on the Company in 2000, although it is possible. The Company believes that the 1993 Long-Term Incentive Plan for Executives and the Company's 1989 and 1999 Stock Option Plans satisfy the requirements as performance-based compensation under the exception. Therefore, the Company expects that any stock option compensation realized upon the exercise of stock options granted under these plans will not be subject to the compensation deduction limitation.

                                          Compensation Committee

                                          Joseph D. Sargent (Chairman)
                                          Alfred R. Berkeley, III
                                          Dr. John M. Palms

                               STOCK PERFORMANCE

     This graph compares the cumulative total stockholder return on the Shares during the five years ended December 31, 1999 with the cumulative total return on the Standard & Poor 500 Index and the Standard & Poor Computer Software and Services Index. The comparison assumes $100 was invested on the last trading day of 1994 in the Shares and also in each of the indices and assumes reinvestment of all dividends that may have been paid. The performance shown in the graph is not necessarily indicative of future performance.

                           TOTAL STOCKHOLDER RETURNS

                                                    POLICY MANAGEMENT                                           COMPUTER
                                                       SYSTEMS CP                 S&P 500 INDEX            (SOFTWARE&SVC)-500
                                                    -----------------             -------------            ------------------
Dec94                                                    100.00                      100.00                       100.00
Dec95                                                    113.39                      137.58                       140.53
Dec96                                                    109.82                      169.17                       218.48
Dec97                                                    165.62                      225.60                       304.34
Dec98                                                    240.48                      290.08                       551.44
Dec99                                                    121.72                      351.12                      1019.77

             [LETTERHEAD OF CREDIT SUISSE FIRST BOSTON CORPORATION]

                                                                     SCHEDULE II

Board of Directors
Policy Management Systems Corporation
One PMSC Center
Blythewood, SC 29016

June 20, 2000

Members of the Board:

     You have asked us to advise you with respect to the fairness to the stockholders of Policy Management Systems Corporation (the "Company") from a financial point of view of the Consideration (as defined below) to be received by such stockholders in the Tender Offer and the Merger (each as defined below) pursuant to the terms of the Agreement and Plan of Merger, dated as of June 20, 2000 (the "Merger Agreement"), among the Company, Computer Sciences Corporation (the "Acquiror") and Patriot Acquisition Corp. (the "Sub"). The Merger Agreement provides for a tender offer (the "Tender Offer") for all outstanding shares of common stock, par value $0.01 per share, of the Company (the "Company Common Stock") pursuant to which Sub will pay $16.00 in cash per share of Company Common Stock accepted in the Tender Offer (the "Consideration"). The Merger Agreement further provides that following completion of the Tender Offer, the Company will be merged with Sub (the "Merger") and each remaining outstanding share of Company Common Stock will be converted into the right to receive the Consideration.

     In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Company, as well as the Merger Agreement. We have also reviewed certain other information, including financial forecasts and earnings estimates, provided to or discussed with us by the Company.

     We have also considered certain financial and stock market data of the Company, and we have compared those data with similar data for other publicly held companies in businesses similar to those of the Company, and we have considered the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

     In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts and earnings estimates, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof.

     We have acted as financial advisor to the Company in connection with the Merger Agreement and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Tender Offer.

     In the past, we have performed certain investment banking services for the Company and have received customary fees for such services.

     In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of both the Company and the Acquiror for our and such affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Tender Offer and the Merger and does not constitute a recommendation with respect to how any stockholder of the Company should vote on any matter relating to the Merger or a recommendation to any stockholder of the Company as to whether or not such stockholder should tender shares pursuant to the Tender Offer.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the stockholders of the Company in the Tender Offer and the Merger is fair to such stockholders from a financial point of view.

                                    Very truly yours,

                                    CREDIT SUISSE FIRST BOSTON CORPORATION

                                      II-2